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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

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                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

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                             CITIZENS CORPORATION
                           (Name of Subject Company)

                        ALLMERICA FINANCIAL CORPORATION
                       CITIZENS ACQUISITION CORPORATION
                                   (Bidders)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                01-174533 10 9
                     (CUSIP Number of Class of Securities)

                              JOHN F. KELLY, ESQ.
                              440 LINCOLN STREET
                        WORCESTER, MASSACHUSETTS 01653
                                (508) 855-1000
                     (Name of Person Authorized to Receive
                         Notices on Behalf of Bidders)

                                   Copy to:
                            LAUREN I. NORTON, ESQ.
                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS 02110
                                (617) 951-7000

                           CALCULATION OF FILING FEE

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            Transaction Value*                   Amount of Filing Fee
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             $170,894,100.00                          $34,178.82
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*    For purposes of calculating the fee only. This amount assumes the purchase of 5,892,900 shares of common stock, par value $.01 per share, of Citizens Corporation at $29.00 net in cash per share, which represents all outstanding shares at October 30, 1998 not owned directly or indirectly by the persons filing this statement. The amount of the filing fee calculated in accordance with Rule 0-11 equals 1/50th of 1% of the value of the shares to be purchased.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   Not applicable      Filing Parties: Not applicable
Form or Registration No.: Not applicable      Date Filed:     Not applicable

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                               Page 1 of 6 Pages
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                                 INTRODUCTION

     This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to a tender offer by Citizens Acquisition Corporation, a Delaware corporation (the "Purchaser"), and wholly owned indirect subsidiary of Allmerica Financial Corporation, a Delaware corporation ("AFC "), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Citizens Corporation, a Delaware corporation ("Citizens") that AFC does not already own. The offer is being made at a price of $29.00 per Share, net to the seller in cash, without interest (the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 2, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are, filed as Exhibits (a)(1) and (a)(2) hereto, respectively. Capitalized terms used herein but not defined are used as defined in the Offer to Purchase. This Schedule 14D-1 is being filed by the Purchaser and AFC.

     The Purchaser and AFC are concurrently filing a Rule 13e-3 Transaction Statement (the "Schedule 13E-3") with the Securities and Exchange Commission. The information set forth in the Schedule 13E-3, including all exhibits thereto, is hereby expressly incorporated herein by reference.

Item 1. Security and Subject Company.

     (a) The name of the subject company is Citizens Corporation, a Delaware corporation, and the address of its principal executive offices is 440 Lincoln Street, Worcester, Massachusetts 01653.

     (b) The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "The Offer--Price Range of Shares; Dividends" is incorporated herein by reference.

Item 2. Identity and Background.

     (a) - (d) and (g) This Schedule 14D-1 is being filed by the Purchaser and AFC. The information set forth in the Offer to Purchase under "Introduction" and the "Offer--Certain Information Concerning AFC and the Purchaser" is incorporated herein by reference. The names, business addresses, present principal occupations or employment and citizenship of the directors and executive officers of AFC and certain of its subsidiaries, including the Purchaser, are set forth in Appendix A to the Offer to Purchase and are incorporated herein by reference.

     (e) - (f) During the last five years, none of the AFC Entities nor, to the best of their knowledge, any of the persons listed in Appendix A to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws of finding any violation of such laws.

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Item 3. Past Contacts, Transactions or Negotiations With the Subject Company.

     (a) - (b) The information set forth in the Offer to Purchase under "Special Factors--Background," "Special Factors--Interests of Certain Persons in the Transaction," "Special Factors--Past Contacts and Transactions Between AFC and Citizens," and "Special Factors--Transactions Concerning the Shares" is incorporated herein by reference.

Item 4. Source and Amounts of Funds or Other Consideration.

     (a) The information set forth in the Offer to Purchase under "The Offer--Source and Amount of Funds" is incorporated herein by reference.

     (b)   Not applicable.

     (c)   Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     (a) - (g) The information set forth in the Offer to Purchase under "Special Factors--Background," "Special Factors--Purpose of and Reasons for the Transaction," "Special Factors--Certain Effects of the Transaction" and "Special Factors--Plans for Citizens After the Transaction" is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

     (a) - (b) The information set forth in the Offer to Purchase under "Special Factors--Background," "Special Factors--Interests of Certain Persons in the Transaction" and "Special Factors--Transactions Concerning the Shares" is incorporated herein by reference.

Item 7. Contracts, Arrangements or Understandings or Relationships With Respect to the Subject Company's Securities.

     Not Applicable.

Item 8. Persons Retained, Employed or to be Compensated.

     The information set forth in the Offer to Purchase under "Special Factors--Background" and "The Offer--Certain Fees and Expenses; Utilization of Citizens Employees" is incorporated herein by reference,

Item 9. Financial Statements of Certain Bidders.

     The information set forth in the Offer to Purchase under "The Offer--Certain Information Concerning AFC and the Purchaser" is incorporated herein by reference. The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of Citizens whether to sell, tender or hold shares being sought in the Offer.

                                      -3-
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Item 10. Additional Information.

     Additional information concerning the Transaction is set forth in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

Item 11. Material to Be Filed as Exhibits.

     (a)(1) Offer to Purchase dated November 2, 1998.

     (a)(2) Letter of Transmittal,

     (a)(3) Letter from Goldman, Sachs & Co. to brokers, dealers, commercial banks, trust companies and other nominees.

     (a)(4) Letter to Clients of brokers, dealers, commercial banks, trust companies and other nominees.

     (a)(5) Notice of Guaranteed Delivery.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

     (a)(7) Summary Advertisement dated November 2, 1998.

     (b)    Not applicable.

     (c)    Not applicable.

     (d)    Not applicable.

     (e)    Not applicable.

     (f)    Not applicable.


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 2, 1998             ALLMERICA FINANCIAL CORPORATION


                                    By: /s/ Edward J. Parry, III
                                       ---------------------------------------
                                       Name: Edward J. Parry, III
                                       Title: Vice President, Treasurer and
                                              Chief Financial Officer


                                    CITIZENS ACQUISITION CORPORATION


                                    By: /s/ Edward J. Parry, III
                                       ---------------------------------------
                                       Name: Edward J. Parry, III
                                       Title: President and Treasurer


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                                  EXHIBIT INDEX

                                    Exhibits
                                    --------

(a)(1) Offer to Purchase dated November 2, 1998.

(a)(2) Letter of Transmittal.

(a)(3) Letter from Goldman, Sachs & Co. to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(4) Letter to Clients of brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5) Notice of Guaranteed Delivery.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

(a)(7) Summary Advertisement dated November 2, 1998.

(b)    Not applicable.

(c)    Not applicable.

(d)    Not applicable.

(e)    Not applicable.

(f)    Not applicable.